                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                             THE CENTRIS GROUP, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    91182200
                                 (CUSIP Number)

                               Michael J. Halpern
                      1999 Avenue of the Stars, Suite 1950
                          Los Angeles, California 90067
                                 (310) 201-7795
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 25, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].























                                Page 1 of 7 Pages

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 91182200                                     Page 2 of 7 Pages
-------------------                                    ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Dorchester Partners, L.P.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     418,400
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     418,400
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     418,400
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                               [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     PN
==============================================================================

                                 SCHEDULE 13D

-------------------                               -----------------
CUSIP No. 91182200                                Page 3 of 7 Pages
-------------------                               -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Dorchester Advisors, Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     AF
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     418,400
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     418,400
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     418,400
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                               [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     CO
==============================================================================

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 91182200                                     Page 4 of 7 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Michael J. Halpern
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     AF
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
     41,700
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     418,400
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     41,700
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     418,400
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     460,100
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.6%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     IN
==============================================================================

                                                       Page 5 of 7 Pages

                                 SCHEDULE 13D

          This Amendment No. 2 to Schedule 13D is filed by (i) Dorchester Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Dorchester Advisors, Inc., a California corporation ("Advisors"), and (iii) Michael J. Halpern, an individual ("Halpern"), (collectively, the "Reporting Persons") and amends the Schedule 13D filed on November 21, 1996, as amended by Amendment No. 1 on January 3, 1997, as follows:

Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate purchase price (including commissions, if any) for the shares of Common Stock reported on this Amendment No. 2 to Schedule 13D as held by the Reporting Persons was $7,509,464. The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were purchase with working investment capital.


Item 4.   Purpose of Transaction

          The Shares reported herein were acquired for investment purposes. Depending upon the Reporting Persons' continuing evaluation of the Issuer's business and prospects, alternative investment opportunities and any other factors Reporting Persons deem relevant, the Reporting Persons may, from time to time, purchase additional Shares on the open market or in privately negotiated transactions or otherwise. The Reporting Persons have no present intention of selling any Shares, but reserve the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise. Except as described in the succeeding paragraph, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. However, as a part of their ongoing review of investment alternatives, the Reporting Persons have not excluded the possibility of considering such matters in the future, and, from time to time, the Reporting Persons may seek to hold discussions with other stockholders of the Issuer and other third parties, including competitors or potential competitors of the Issuer, regarding possible transactions described in paragraphs (b) through (j) of Item 4 of Schedule 13D. The Reporting Persons may also seek to have discussions with management of the Issuer and may make suggestions and/or recommendations to management of the Issuer with respect to the business of the Issuer. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters.

          On November 25, 1997, Partners submitted a proposal to the Issuer for inclusion in the Issuer's proxy statement relating to its upcoming 1998 annual meeting of stockholders. Such proposal recommends that the Board of Directors of the Issuer take the steps necessary to promptly consider the Issuer's strategic options to maximize shareholders value, including a sale of the Issuer, and to report promptly the results thereof to the shareholders.

                                             Page 6 of 7 Pages


Partners also submitted to the Issuer a statement in support of its proposal for inclusion in the Issuer's proxy statement relating to its 1998 annual meeting of stockholders.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on November 25, 1997, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-Q as of September 30, 1997).

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Partners                      418,400                           6.9%
-----------------------------------------------------------------------------
Advisors(1)                   418,400                           6.9%
-----------------------------------------------------------------------------
Halpern(2)                    460,100                           7.6%
-----------------------------------------------------------------------------

(1) By virtue of its position as the general partner of Partners, Advisors may be deemed to beneficially own the shares of Common Stock held by Partners.

(2) The Managed Account is the direct, beneficial owner of 41,700 shares of Common Stock, which constitutes .7% of the outstanding shares of Common Stock. Halpern does not directly own any Common Stock, but, by virtue of his control over the investment and voting decisions of Advisors (and therefore, Partners) and the Managed Account, Halpern may be deemed to own beneficially the Shares held by Partners and the Managed Account.


       (c) No transactions have been effected by the Reporting Persons during the past sixty days.

                                                         Page 7 of 7 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1997

DORCHESTER ADVISORS, INC.

  By:  /s/ Michael J. Halpern
       ----------------------------------
       Michael J. Halpern
       President

DORCHESTER PARTNERS, L.P.

  By:  DORCHESTER ADVISORS, INC.
       as General Partner

  By:  /s/ Michael J. Halpern
       -----------------------------------
       Michael J. Halpern
       President


/s/ Michael J. Halpern
-------------------------------
Michael J. Halpern


108353